SICHENZIA ROSS FRIEDMAN FERENCE LLP

ATTORNEYS AT LAW

January 22, 2008

VIA EDGAR

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.

Re:  AIDA Pharmaceuticals, Inc.

        Amendment No. 1 to Registration Statement on Form SB-2, filed January 3, 2008

        File No. 333-147318

Dear Mr. Riedler:

This letter responds to Staff’s verbal comments addressed to us with respect to the Company’s filing of Amendment No. 1 to Form SB-2.

In response to of the staff’s comments, page 57 of the registration statement has been revised to include compensation information for the Company’s executive officers for the year ended December 31, 2007.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 981-6772.

Very truly yours,

/s/David B. Manno

David B. Manno